Annual Notice Dated May 1, 2026

INHERITANCE BUILDER PLUS
issued through
Separate Account VUL-A
by
Transamerica Life Insurance Company

AN INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
Sales of this Policy were discontinued for new purchasers in 2007

This Annual Notice Document (“Notice”) provides certain updated information about the Inheritance Builder Plus (the “Policy”), a flexible premium variable life insurance policy, which is no longer available for purchase.
Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Policy in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable life offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Separate Account VUL-A (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89352F681?site=VAVUL.

In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Policy (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials you may contact us at our administrative and service office at 1-800-732-7754, from 8:00 a.m. – 5 p.m., Central Time or at our mailing address: 6400 C St. SW, Cedar Rapids IA 52499.

Your Policy prospectus dated May 1, 2007, as supplemented, is incorporated herein by reference and contains more information about the Policy’s features, benefits, and risks.

Additional information about certain investment products, including variable life insurance Policies, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

SPECIAL TERMS

administrative office
Our administrative office address is 6400 C St. SW, Cedar Rapids IA 52499-0001. Our phone number is 800-732-7754. Our administrative office serves as the recipient of all website (transamerica.com), telephonic and facsimile transactions, including, but not limited to transfer requests and premium payments made by wire transfer and through electronic credit and debit transactions (e.g., payments through direct deposit, debit transfers, and forms of e-commerce payments). Our hours are Monday – Friday 7:00 a.m. – 6:00 p.m. Central Time. Please do not send any checks, claims, correspondence, or notices to this office; send them to the mailing address.

beneficiary(ies)	The person or persons you select to receive the Policy’s death benefit.
cash value
At the end of any valuation period, the sum of your Policy’s value in the subaccounts and the fixed account. If there is a Policy loan outstanding, then the cash value includes any amounts held in our fixed account to secure the Policy loan.

death benefit proceeds
The amount we will pay to the beneficiary(ies) on the insured’s death. We will reduce the death benefit proceeds by the amount of any outstanding loan amount, including any accrued loan interest and, if the insured dies during the grace period, any charges that are due and unpaid.

fixed account
An allocation option other than the separate account to which you may allocate net premiums and cash value. We guarantee that any amounts you allocate to the fixed account will earn interest at a declared rate. The fixed account is part of our general account.

insured	The person whose life is insured by the Policy.
lapse
When life insurance coverage ends and the Policy terminates because you do not have enough value in the Policy to pay monthly deductions, the surrender charge, and any outstanding loan amount, including accrued loan interest, and you have not made a sufficient payment by the end of the Policy’s grace period.

mutual fund company(ies)
A management investment company registered with the SEC. The Policy allows you to invest in the portfolio companies (also known as underlying fund portfolios) of the mutual fund companies through our subaccounts.

Policy	The flexible premium variable life insurance Policy, a contract between us and you that describes the terms of your life insurance Policy.
portfolio company(ies)	Investment options made available by mutual fund companies under the Policy. Also referred to as underlying fund portfolio(s).
premiums	All payments you make under the Policy other than loan repayments.
specified amount	The amount of life insurance coverage under your Policy.
surrender charge	A charge you pay if you withdraw money from your Policy or fully surrender your Policy during certain defined time periods.
termination	When the insured’s life is no longer insured under the Policy or any rider, and neither the Policy (nor any rider) is in force.
we, us, our, the Company (Transamerica )	Transamerica Life Insurance Company.
you, your (Owner or policyowner)	The person entitled to exercise all rights as the owner under the Policy.

SUMMARY of RECENT POLICY CHANGES

The information in this Notice is a summary of certain Policy features that have changed since the last Prospectus, as supplemented. This may not reflect all of the changes that have occurred since you entered into your Policy.

• For changes in the names of certain portfolio companies and/or advisers/subadvisors please refer to Appendix: Portfolio Companies Available Under The Policy.

• For updated portfolio expense information please refer to “Important Information You Should Consider About This Policy” and Appendix: Portfolios Available Under The Policy.

• For updated portfolio company performance information please refer to Appendix: Portfolio Companies Available Under The Policy.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY

Your Policy prospectus dated May 1, 2007, as supplemented, contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

FEES AND EXPENSES				Location in Prospectus
Are There Charges for Early Withdrawals?
Yes. If you withdraw (or surrender) money from your Policy during the first 6 Policy years, you will be assessed a surrender charge. The maximum surrender charge depends on when your Policy was issued but will not be greater than $70.00 per $1,000 of the Policy’s initial specified amount (or increase in specified amount).
For example, if you purchased a Policy with an initial specified amount of $300,000 and were to withdraw $100,000 during the surrender charge period (and assuming that the Policy’s specified amount had not been increased), the maximum surrender charge would be $7,000.
Fee Tables Charges and Deductions Policy Benefits - Partial Surrenders and Full Surrenders
Are There Transaction Charges?
Yes. In addition to surrender charges for early withdrawals, you may also be charged for other transactions. There may be front-end loads on premium payments, charges for transfers between investment options, and administrative charges for withdrawals.
We reserve the right to deduct a charge for special services, including overnight delivery and wire service fees.
Fee Tables Charges and Deductions
Is there a Decrease Charge?	No. There is no option to reduce the Death Benefit.			Death Benefit
Are There Ongoing Fees and Expenses (annual charges)?
Yes. In addition to surrender charges and transaction charges, an investment in the Policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the Policy and the cost of optional benefits available under the Policy, and that such fees and expenses are set based on characteristics of the insured (e.g., age, sex, and rating classification). You should view the schedule page of your Policy for rates applicable to your Policy.

These fees and expenses do not reflect any advisory fees paid to financial intermediaries from the Policy value or other assets of the Owner; if such charges were reflected, the fees and expenses would be higher.

You will also bear expenses associated with the portfolios under the Policy to which you have allocated cash value, as shown in the following table:
Fee Tables Charges and Deductions Appendix: Portfolio Companies Available Under The Policy.
	Annual Fee	Minimum	Maximum
	Portfolio Company[1,2] (fund fees and expenses)	0.27%	1.04%
1As a percentage of Portfolio Company assets.
RISKS				Location in Prospectus
Is There a Risk of Loss From Poor Performance?	Yes. You can lose money by investing in this Policy, including loss of principal.			Policy Risks
Is this a Short-Term Investment?
No. This Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash.
The Policy is designed to help meet long-term financial objectives by paying a death benefit to family members or other beneficiaries. The benefits of tax deferral also mean the Policy is more beneficial to investors with a long-term investment horizon. You may pay substantial charges if you take withdrawals or fully surrender the Policy during the surrender charge period.
Policy Benefits - The Policy in General

What Are the Risks Associated with Investment Choices?
  An investment in the Policy is subject to the risk of poor investment performance. The investment performance of your Policy can vary depending on the performance of the investment options that you choose.
  Each investment option (including the fixed account option) has its own unique risks.
  You should review the investment options carefully before making an investment decision.
Policy Risks - Portfolio Risks
What are the Risks Related to the Insurance Company?
An investment in the Policy is subject to the risks related to Transamerica Life Insurance Company. Any obligations (including under the fixed account option), guarantees, and benefits under the Policy are subject to our claims-paying ability. More information about Transamerica Life Insurance Company, including our financial strength ratings, is available by visiting transamerica.com or calling toll-free 800-732-7754.

Transamerica, the Variable Account, the Fixed Account and the Portfolios
Is there a Risk of Contract Lapse?
Insufficient premium payments, poor investment performance, withdrawals, and unpaid loans or loan interest may cause the Policy to lapse. There are costs associated with reinstating a lapsed Policy. Death benefits will not be paid if the Policy has lapsed.
Policy Risks - Risk of Lapse
RESTRICTIONS		Location in Prospectus
What are the Restrictions on the Investment Options?
  We reserve the right to charge $10 for each transfer in excess of 12 during a Policy Year.
  Transfers from the fixed account option may be subject to significant restrictions related to the number of transfers per Policy Year and amounts transferred.
  We reserve the right to remove or substitute portfolios as investment options under the Policy.

Charges and Deductions - Transfer Charge

Transamerica, the Variable Account, the Fixed Account and the Portfolios - The Fixed Account

Transamerica, the Variable Account, the Fixed Account and the Portfolios - The Portfolios

What Are the Optional Benefits?	Supplemental insurance benefits are available. Adding riders to an existing Policy or canceling them may have tax consequences. You should consult a tax advisor before doing so	Other Policy Information - Riders Charges and Deductions - Rider Charges
TAXES		Location in Prospectus
What Are the Policy’s Tax Implications?
  You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Policy.
  If you purchased the Policy through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral.
  The Policy generally will be a “modified endowment contract” (MEC) for federal income tax purposes. This means all loans, surrenders and partial surrenders are treated first as distributions of taxable income, and then as a return of basis. All these distributions generally are subject to a 10% penalty tax if taken before you reach 59 ½.
Federal Tax Considerations

CONFLICT OF INTEREST	Location in Prospectus
How Are Investment Professionals Compensated?
Your investment professional may receive compensation for selling this Policy to You, in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. Our affiliate, Transamerica Capital, LLC (“TCL”) (formerly Transamerica Capital, Inc.), the principal underwriter, may share the revenue we earn on this Policy with Your investment professional’s firm. In addition, we may pay all or a portion of the cost of affiliates’ operating and other expenses.

This conflict of interest may influence Your investment professional to recommend this Policy over another investment for which the investment professional is not compensated or compensated less.
Additional Information – Sale of the Policies
Should I Exchange My Policy?
Some investment professionals may have a financial incentive to offer you a new Policy in place of the one you already own. You should only exchange your Policy if you determine, after comparing the features, fees, and risks of both Policies, that it is preferable for you to purchase the new Policy rather than continue to own your existing Policy.
Additional Information – Sale of the Policies The Policy - Tax-Free “Section 1035” Exchanges

Appendix: Portfolio Companies Available Under The Policy
The following is a list of portfolio companies available under the Policy, which are subject to change as discussed in this prospectus.

More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at: http://dfinview.com/Transamerica/TAHD/89352F681?site=VAVUL.You can also request this information at no cost by calling our administrative Office at 1-800-732-7754.
The current expenses and performance information below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each portfolio’s past performance is not necessarily an indication of future performance.

Investment Objective	Underlying Fund Portfolio and Adviser/Sub-adviser(1)	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 year	5 years	10 years
Seeks to match the total return of the S&P 500 Index.	BNY Mellon Stock Index Fund, Inc.-Initial Shares Advised by: BNY Mellon Investment Adviser, Inc Sub-Advisers: Dreyfus	0.27%	17.53%	14.11%	14.52%
Seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity	BNY Mellon VIF Government Money Market Portfolio(2) Advised by: BNY Mellon Investment Adviser, Inc Sub-Advisers: Dreyfus	0.55%	3.93%	2.9%	1.79%
Seeks long–term capital appreciation.	Fidelity® VIP Contrafund® Portfolio -Service Class 2 Advised by Fidelity Management & Research Company Sub-Advisers: FMR Co., Inc	0.79%	21.24%	15.08%	15.49%
Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	Fidelity® VIP Equity Income Portfolio*- Service Class 2 Advised by Fidelity Management & Research Company Sub-Advisers: FMR Co., Inc	0.71%	18.75%	12.23%	11.32%
Seeks high total return through a combination of current income and capital appreciation.	Fidelity® Growth & Income Portfolio -Service Class 2 Advised by Fidelity Management & Research Company Sub-Advisers: FMR Co.,	0.72%	21.21%	15.83%	13.56%
Seeks to achieve capital appreciation.	Fidelity VIP Growth Portfolio*- Service Class 2 Advised by: Fidelity Management & Research Company Sub-Advisers: FMR Co., Inc	0.8%	14.63%	13.42%	17.16%
Seeks a high level of current income.	Fidelity® VIP Investment Grade Bond Portfolio-Service Class 2 Advised by Fidelity Management & Research Company Sub-Advisers: FMR Co.,	0.62%	6.93%	-0.21%	2.45%
Seeks long–term growth of capital.	Fidelity® VIP Mid Cap Portfolio-Service Class 2 Advised by Fidelity Management & Research Company Sub-Advisers: FMR Co.,	0.8%	11.49%	9.83%	10.31%
Long–term growth of capital.	Invesco V.I. Core Equity Fund-Series I Advised by: Invesco Advisers, Inc.	0.8%	16.17%	12.81%	11.73%
To provide long–term growth of capital.	Invesco V.I. Global Fund– Series I Advised by: Invesco Advisers, Inc.	0.81%	15.32%	7.28%	11.%

To provide to seek total return.	Invesco V.I. Global Strategic Income Fund– Series I(2) Advised by: Invesco Advisers, Inc.	0.96%	12.98%	1.65%	3.01%
To provide total return, comprised of current income and capital appreciation.	Invesco V.I. Government Securities Fund– Series I Advised by: Invesco Advisers, Inc.	0.7%	7.37%	0.04%	1.6%
To provide to seek capital appreciation.	Invesco V.I. Main Street Fund® – Series I(2) Advised by: Invesco Advisers, Inc.	0.86%	15.93%	12.47%	12.53%
To seek capital appreciation.	MFS® Growth Series– Service Class(2) Advised by: Invesco Advisers, Inc.	0.99%	11.9%	10.82%	15.31%
To seek total return.	MFS® Total Return Series – Service Class(2) Advised by: MFS® Investment Management	0.96%	10.91%	6.16%	7.36%
To seek total return.	MFS® Utilities Series – Service Class(2) Advised by: MFS® Investment Management	1.04%	14.76%	7.38%	9.22%
Seeks as high a level of current income as in consistent with preservation of capital and liquidity.	Transamerica BlackRock Government Money Market VP - Initial Class(3) Sub-Advised by: BlackRock Investment Management, LLC	0.29%	4.07%	3.05%	1.91%
Seeks current income and preservation of capital.	Transamerica JPMorgan Asset Allocation - Conservative VP – Initial Class Sub-Advised by: J.P. Morgan Investment Management Inc.	0.71%	10.63%	2.33%	4.91%
Seeks capital appreciation with current income as a secondary objective.	Transamerica JPMorgan Asset Allocation - Moderate Growth VP – Initial Class Sub-Advised by: J.P. Morgan Investment Management Inc.	0.77%	13.13%	5.83%	8.08%
Seeks capital appreciation and current income.	Transamerica JPMorgan Asset Allocation - Moderate VP – Initial Class Sub-Advised by: J.P. Morgan Investment Management Inc.	0.72%	11.89%	3.86%	6.33%
Seeks long-term capital appreciation.	Transamerica JPMorgan Diversified Equity Allocation VP(4) – Initial Class Sub-Advised by: J.P. Morgan Investment Management Inc.	0.8%	19.45%	9.16%	11.18%
Seeks capital appreciation with current income as a secondary objective.	Transamerica JPMorgan International Moderate Growth VP – Initial Class Sub-Advised by: J.P. Morgan Investment Management Inc.	0.87%	18.02%	3.5%	5.77%
(1)
You should work with your investment professional to decide which Subaccount(s) may be appropriate for you based on a thorough analysis of your particular insurance needs; financial objectives; investment goals; time horizons; and risk tolerance.

(2)
This portfolio is subject to an expense reimbursement or fee waiver arrangement. As a result, this portfolio’s annual expenses reflect temporary expense reductions. See the portfolio prospectus for additional information.

(3)
There can be no assurance any money market portfolio offered under this Policy will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Policy charges, the yield on the money market Subaccounts may become extremely low and possibly negative.

(4)	Effective on or about November 1, 2025, Transamerica JPMorgan Asset Allocation – Growth VP was renamed Transamerica JPMorgan Diversified Equity Allocation VP.
*	The Fidelity VIP Equity Income Portfolio, and the Fidelity VIP Growth Portfolio are no longer available for sale to new investors.
Note	All Underlying Fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

Please retain this Annual Notice for future reference. The last prospectus and statement of additional information for the Policy dated May 1, 2007 as supplemented, contains more information about the Policy. You may contact us for additional information free of charge at 1-800-732-7754 or write to us at:

Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499

Reports and other information about the Separate Account are available on the SEC’s website at sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Product File Number on Edgar System 333-8623

EDGAR Contract Identifier C000016608